Dolce Ventures, Inc.
Accounting Office
P.O. Box 3143
Liverpool, NY 13089
Phone; 315-703-9012
Fax: 315453-7311

September 7, 2006

Robinson, Hill & Co.
1366 Murray-Holladay Rd. Salt Lake City, UT 84117

Gentlemen:

This letter shall confirm that your engagement as auditor of the financial statements of our company is terminated. This termination and the engagement of Samuel H. Wong & Co., LLP, as our new independent auditors were approved by our full Board of* Directors.

You are hereby authorized to respond fully to the inquiries of Samuel H. Wong & Co., LLP.

Our counsel will he preparing a Current Report on Form 8-K to report your termination. You will he provided with a copy of the disclosures that we will be making in response to Item 304(a) of Regulation S-B. Please furnish us with a letter addressed to the Securities and Exchange Commission as to whether you agree with the statcments made by us herein.

Very truly yours,

DOLCE VENTURES, INC.

/s/ Carl E. Worboys
Name: Carl E. Worboys
Title: President